                                                                    EXHIBIT 12.1

                              YOUNG & RUBICAM INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

    The following table shows the ratios of earning to fixed charges of Young & Rubicam Inc. for period indicated.


                                    SIX MONTHS
                                      ENDED                    YEARS ENDED AND AT DECEMBER 31,
                                     JUNE 30,       -----------------------------------------------------
                                       2000           1999       1998       1997       1996        1995
                                    ----------      --------   --------   --------   ---------   --------
                                                 (IN $ THOUSANDS, EXCEPT RATIO INFORMATION)
EARNINGS
Income (loss) before income
  taxes...........................   $113,594       $278,220   $(86,997)  $ 36,304   $(250,617)  $ 7,905
Dividends from unconsolidated
  companies.......................        418          3,714      3,467      2,728       2,691     2,101
Interest expense..................     12,189         24,069     26,001     42,879      28,584    27,441
Interest component of rent
  expenses........................     15,705         28,367     25,167     24,800      20,967    20,790
                                     --------       --------   --------   --------   ---------   -------
TOTAL EARNINGS (DEFICIENCY).......    141,906        334,370    (32,362)   106,711    (198,375)   58,237
                                     --------       --------   --------   --------   ---------   -------
FIXED CHARGES
Interest expense..................     12,189         24,069     26,001     42,879      28,584    27,441
Interest component of rent
  expenses........................     15,705         28,367     25,167     24,800      20,967    20,790
                                     --------       --------   --------   --------   ---------   -------
TOTAL FIXED CHARGES...............     27,894         52,436     51,168     67,679      49,551    48,231
                                     --------       --------   --------   --------   ---------   -------
RATIO OF EARNINGS TO FIXED CHARGES
  (DEFICIENCY IN THE COVERAGE OF
  FIXED CHARGES BY EARNINGS BEFORE
  FIXED CHARGES) (A)(B)(C)(D).....       5.09x          6.38x  $(83,530)      1.58x  $(247,926)     1.21x


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(a) The ratio of earnings to fixed charges has been computed by dividing total earnings by total fixed charges. Coverage deficiencies have been computed by subtracting fixed charges from total earnings. Earnings were calculated by adding (1) income (loss) before income taxes, (2) dividends from unconsolidated companies, and (3) fixed charges. Fixed charges consist of interest and one-third of rent expense as representative of the interest portion of rentals.

(b) As a result of the loss before income taxes incurred for the years ended 1998 and 1996, the ratio coverage was less than 1:1.

(c) Excluding the effects of income, totaling $12.2 million, recorded in the six months ended June 30, 2000, in connection with (A) the gain on the sale of certain assets and rights known as Y&R Teamspace to eMotion Inc. and (B) other net gains from investing activities in the first half of 2000, including additional consideration received as a result of achieving revenue and operating profit performance targets of the Brand Dialogue assets contributed to Luminant Worldwide Corporation in 1999, the ratio of earnings to fixed charges would have been 4.65x for the six months ended June 30, 2000.


(d) Excluding the effects of the income recorded in connection with the 1999 net pre-tax gain on the sale of certain assets of our Brand Dialogue operations in exchange for an ownership interest in Luminant Worldwide Corporation and additional consideration received in the fourth quarter of 1999 as a result of achieving revenue and operating profit performance targets of the Brand Dialogue contributed assets totaling $85.0 million, the ratio of earnings to fixed charges would have been 4.76x for the year ended December 31, 1999. Excluding the effects of the $234.4 million of charges recorded in connection with the consummation of our initial public offering of common stock in May 1998, the ratio of earnings to fixed charges would have been 3.95x for the year ended December 31, 1998. Excluding the effects of the $315.4 million of charges recorded in connection with our recapitalization in December 1996, the ratio of earnings to fixed charges for the year ended December 31,1996 would have been 2.36x.